BRF S.A.

Publicly-held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

Notice to shareholders

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS A) informs its shareholders and the market in general that it received, on this date, a notice sent by CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI (“PREVI”), holder of shares representing 6.13% of the capital stock, requesting that the election of the members of the Board of Directors be held in the Annual and Extraordinary General Meeting convened for March 28, 2022 (" AGOE"), by virtue of the multiple vote system, as provided in article 141, caput and paragraph 1, of Law 6,404/1966.

The request submitted by PREVI meets the requirements of article 141 of Law 6,404/1976 and CVM Instruction 165/1991, so that the election of the members of the Board of Directors at the AGM must be carried out using the multiple vote system.

São Paulo, March 24, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer